News Release

TSX Trading Symbol: BZA

American Bonanza Completes Sale of Taurus Property

January 6, 2009 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") announces that it has completed the sale of the Taurus Property to Hawthorne Gold Corp. (“Hawthorne”) and on December 31, 2008, received 6.75 million common shares of Hawthorne, representing 12.7% of the outstanding shares of Hawthorne. Bonanza now owns 6,828,947 common shares of Hawthorne representing 12.9% of the issued and outstanding shares of Hawthorne. Total consideration received by Bonanza on the sale of the Taurus property included $3,000,000 in cash and 6,828,947 common shares of Hawthorne.

Brian Kirwin, President & CEO stated “I am delighted to have concluded this transaction and very pleased with our investment in Hawthorne as its largest single shareholder. Bonanza will continue to advance the Copperstone gold project toward production while continuing to unlock the value of non-core assets.”

No person has acted jointly or in concert with Bonanza with respect to this acquisition. Bonanza acquired the shares as part of the consideration for the sale of the Taurus Property to Hawthorne. Bonanza does not presently intend to acquire ownership of, or control over, additional securities of Hawthorne. Bonanza may sell shares of Hawthorne from time to time.

About Bonanza
Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is advancing the development-stage Copperstone gold project in Arizona. Bonanza is well financed with no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email:      info@americanbonanza.com